FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

June 24th, 2013

PRISA

Speech of PRISA's Executive Chairman,

Juan Luis Cebrián

General Shareholders Meeting

Madrid, June, 22nd 2013

Ladies and gentlemen, dear friends:

It is a great honor to appear before this Meeting for the first time in my capacity as Executive Chairman of PRISA.

My first words are of appreciation and gratitude to my predecessor, Ignacio Polanco, who decided to retire from the post in a move that formed part of the range of measures we have taken to strengthen the capital and organizational structure of the company and to thereby ensure the company's future. He had taken over the reins following the death of his father, Jesus Polanco, with whom, as you all know, I worked closely for decades in the construction and development of PRISA. Ignacio devoted himself to this important legacy with dedication and enthusiasm until, in his own words, he understood that a vital stage had been completed. The future of PRISA, of its shareholders and employees, calls for changes that profoundly affect management methods and the products and services we deliver. We have witnessed changes, not merely to the economic, cultural and political milieu, but above all, to the behavior and habits of customers and users of our media, be they readers, listeners, TV viewers or internet users, students or teachers -- people in 22 different countries, whose societies must face the challenges of globalization. As Honorary President of the group, Ignacio Polanco will, with the symbolic value of his name, continue to safeguard the legacy and the future of this company. It is a name that continues forming part of our Board of Directors, whose vice-president is Manuel Polanco.

These are not the only novelties with regards to the corporate governance of the company. Matías Cortés, who for over thirty years sat on the Board, decided to resign his post on the occasion of his seventy-fifth birthday. Matías's contribution to our company was essential from the very outset, and I wish to publicly thank him here today for everything he has done for PRISA over the course of three decades. I hope that he we will continue to offer us invaluable help. Coinciding with his departure, two new members joined the governing bodies: Arianna Huffington, currently one of the best journalists in the world and the creator of the world's most influential online newspaper, and Jose Luis Leal, a government minister during the democratic transition in Spain, a professor of economics and a renowned intellectual. We ask this meeting to ratify them as Board Members.

These changes in corporate governance have in turn facilitated others that are directly related to the operations of the company, overseen by our CEO Fernando Abril-Martorell. His brilliant track record in finance should not obscure his enormous skills in building and leading professional teams. And, though he has been necessarily busy working on refinancing our debt, from the very first day in his new position he has spearheaded a thorough reorganization in both the corporate center and in the various business units. This has provided our

organization with a leaner and more flexible structure, while at the same time notably economizing on costs .

PRISA is a large conglomerate dedicated to news and information, education and entertainment and with operations in 22 countries. But it was born in Spain, in the early post-Franco days, with the initial aim of publishing El País. This newspaper, which today remains the most universally recognized and most prestigious of Spanish print media, played a unique role in building democracy and in the modernization of Spanish society at a cultural, political and economic level. And many of the values that were embodied by the newspaper remain as relevant in the world today, a world still marked by the depth of the recession in Europe. The palpable difficulties facing representative democracies as they face new challenges, and the revolution sweeping through the media and culture industries, sparked by the emergence of new technologies, requires a space for debate and reflection such as those traditionally offered by quality newspapers.

The effects of the economic and financial crisis brought on by the collapse of Lehman Brothers and the collapse of the housing bubble have been much deeper and longer lasting than experts initially predicted. It's not just that very few professors of economics, and certainly none of the public or private financial institutions, were capable of foreseeing the tremendous depth of the crisis in 2008. This was further compounded by the failure to avoid the disastrous consequences of the clumsy handling of the Greek crisis by the European authorities and the governments of the core countries of the Union. Yet perhaps we shouldn't be overly surprised, as history is full of examples from past crises. The mathematical genius and world-renowned scientist Isaac Newton was also a habitual investor in stocks and was ruined, three centuries ago, in the South Sea Company financial bubble. He was in charge of managing the debt of the British Crown after the signing of the Treaty of Utrecht with Spain. Embarrassed by the event, Newton took pains to clarify that he was able to calculate the motion of heavenly bodies -- but not the madness of people.

With regards to our current economic situation, the influence of heavenly bodies can be safely ignored. The depression into which Spain and Portugal have been plunged, and the austerity measures applied with the sole purpose of deficit reduction and fiscal consolidation, have generated a collapse in domestic demand, with the ensuing debacle in the advertising market. In southern European countries this has seen revenues drop by over sixty percent in just three years. This, together with the decline in print circulation as a result of the development of the Internet, in our case has meant a drop in turnover of hundreds of million euros in 2012 as compared to the 2007 figures. El País went in just two years from being one of the most profitable businesses in the sector globally to incur losses for the first time in its history. The expectations generated at the end of 2010, coinciding with the recapitalization of our company and the first refinancing of its debt, were thwarted by the worst financial years in Spain's recent history (2011 and 2012). Against this

backdrop, all the media in our country have been plunged into a deep crisis, which has seen the disappearance of 197 newspaper titles, the loss of 6,000 journalists' jobs, and substantial falls in newspaper circulation, in the Pay-TV market and in book sales.

The first quarter of 2013 has merely confirmed these negative trends, although the months of May and June have shown signs that the markets could be bottoming out. The market continues to fall, but the pace of decline is slower, and the end of the summer may well see the Spanish economy beginning to stabilize, at least from a macroeconomic perspective, and the start of a modest recovery. I do not intend to express a politically correct optimism - nobody is asking for that - and there is no doubt that there is still much work to be done. But when we return to the path of growth, given the severe and painful adjustments that have been applied to our economy, this economy will enjoy greater competitiveness. Whatever your opinion of the high price we've had to pay, once the crisis has been resolved it will be time to take full advantage of the undoubted opportunities that will be opened up for economic growth and the consequent improvement in living standards.

As I have pointed out, PRISA's companies based in Portugal and Spain have suffered heavy losses in revenues, which forced us to implement drastic adjustments in expenditures, including those affecting staff. In some cases we were able to carry out this task in a spirit of dialogue and negotiation with union representatives. In others, and notably in the regulation of employment at El País, reaching an agreement proved impossible, leading to considerable internal and external tension involving personal and professional attacks on directors of the newspaper and the group. Without any basis, doubt was cast on the independence and editorial quality of the newspaper, as some tried to turn what was strictly a labor dispute into a dispute over freedom of expression, with serious consequences for the image and credibility of our paper. We did not then, nor shall we now, attempt to engage in controversy. It is all too human and understandable that those who were affected by what they considered to be an attack on their rights would move to vigorously defend them. But, in my opinion, some of the paths chosen to this end were wrong. Just as some decisions taken by the company were either wrong or at least not adequately explained. Moreover, at all times we maintained contact with the unions, and it is noteworthy that there was a spirit of dialogue and cooperation when seeking balanced solutions acceptable to all. We have all learned from the experience, however harsh it was, and I hope and pray that yesterday's lessons will yield their fruit today.

Falls in turnover and profitability in Europe are being offset, just in part, by the excellent performance of our Latin American companies. Ibero-America has been, since the founding of PRISA, a manifest destiny for our operations. It is a growing market, with buoyant growth that is set to continue for at least several years and in which the ties of the Spanish language and the cultural affinity with neighboring Portuguese allow us to consider it a unitary market in many

respects, despite numerous political, regulatory and other differences. Anyone who knows these countries will be all too aware of the growing influence of our presence there. There are already several generations of Latin Americans who have studied in school with Santillana books, and El País remains the only global newspaper in Spanish. Every day, over forty thousand readers buy the print edition in seven countries in the region and six million monthly unique users access the news via the online edition in Latin America. Next fall we are launching a virtual edition in Portuguese, geared chiefly towards the Brazilian market, which will help open up doors to what were till now non-existent markets for us. As for our Latin American radio stations, this year they are set to represent more than sixty percent of turnover and gross profit from total operations in the radio division. Radio Caracol in Colombia is, in absolute terms, more profitable than Spain's SER, and trends in the advertising sector in those countries allow us to make very positive forecasts for the future. Latin America is not only the best imaginable market at a time when the crisis continues to grip Europe, but also an area of influence where the institutional aspects of our business operations enjoy widespread recognition. We have therefore decided to focus on our activities in the area through an organization that will take the maximum advantage of the many assets we hold there. Recent doubts regarding the European market in general, and the Spanish market in particular, tend to forget the extent of operations of our company and of many other Spanish companies in emerging economies with high growth and macroeconomic stability. For this reason it is necessary to create the tools to properly assess the weight and importance of our investments in Latin America and to thereby assign new resources.

But first it is necessary to stabilize the balance sheet of PRISA so as to safeguard its operations in the medium to long term. We are in the final stages of negotiations for a new debt refinancing, with a plan already approved by more than seventy percent of our creditors. This includes a divestment plan affecting our audiovisual holdings, allowing us to reduce company debt in an orderly manner, and to facilitate the continuity of the business areas and improve cash flow. Since the financial crisis broke, we have strived to maintain the basic perimeter of our activities, with media and education playing a decisive role. We have undertaken, in the recent past, substantial partial and full divestitures affecting various activities of the group; we have closed unprofitable companies; we have reduced human resources in our Spanish businesses by nearly a third and average salaries are down; and there is a generational handover underway at management level. The share price has been severely punished, with shareholders and investors taking a significant hit. All these sacrifices must not be in vain. If the plan presented last week to all of our creditors is approved, the viability of the group is guaranteed without undermining expected growth when recovery returns. And on behalf of the Board, I would like to congratulate publicly PRISA's CFO and his team for all their efforts in this area.

But our results have not only been adversely affected by the financial bubble, excessive debt and the collapse of consumer spending in Spain and Portugal. Besides these difficulties, and even if they had not existed, we have to face the revolution ushered in by new technologies. Absolutely all of our products are being substantially affected by the development of digital culture, and we must remember that we are most likely merely at the dawn of this new civilization. For a number of years we have been investing with tenacity and great effort in transforming our operations in this regard. But the transition from the old world to this new world is painful, slow and has often proved almost impossible. And the most critical factor here is not the technological side, but rather the new user habits and behaviors generated by technological innovations. The most obvious example, but by no means the only one, is the evolution of social media. Schools, the media, art and literature are subject to structural changes as momentous as any we have witnessed in the past five hundred years. The entry into the market of the new giants of the digital society, which account for more than eighty percent of online advertising, is a new challenge when it comes to monetizing the traffic of our products.

There are many questions regarding how to structure public opinion in 21st-century democracies. The role of newspapers and traditional media has been instrumental in shaping these societies. Yet great uncertainty remains as to how to finance the media in a world experiencing a decline in print circulation and where advertising is migrating to other media. At PRISA we have undertaken a massive effort, especially at El País but also specifically with regards to education systems, other media platforms and Pay-TV, to digitize our products and to keep in step with the convergence of content and users inherent to the online world. We are fortunate indeed to have added to our governance bodies important figures such as Arianna Huffington, whom I mentioned earlier, and John Paton, a true champion of digital journalism in Canada and the US and who is now a Board Member at El País; we are working with several innovative startups run by talented young people; and we have set up a Transformation Office that helps our businesses to make the right decisions, both technical and in terms of human resources, as we digitally build our company. One decision we will have to make, of course, will be whether or not to charge for the content of our star newspaper title. Our efforts have already been rewarded by audience figures and the very real appreciation for our online content among users. We are also working globally with our music brands such as 40 Principales, and in sport via AS. In the educational field, Santillana has successfully launched two programs, Sistema UNO and Santillana Compartir, involving an accelerated migration to the use of digital tools in our schools. As a consequence, our strategic plan foresees substantial growth in profitability from 2014. The launch of Yomvi, our online TV-on-demand service, is also part of this innovation process, without which it would be impossible to guarantee a stable future for our group.

Ladies and gentlemen shareholders:

Before handing over to our CEO, who will address these issues in greater detail, I must finally turn to another crisis affecting our country and our neighbors, a crisis that goes beyond the purely economic. I am referring to the loss of certain values and the threat of ruin facing certain institutions that for decades have been the bedrock of peace, freedom and the well-being of citizens. If effective steps are not taken, sooner rather than later, towards European political unity, then the future of the single currency and that of the Union itself, will remain in jeopardy. Since its foundation, our company has maintained a commitment to Europe that I am eager to stress at a time when the European project is questioned by some. But the institutional crisis is also a domestic one. And there are signs of a clear threat to the very architecture of the democratic system and to the welfare state that Spanish citizens have done so much to build in recent decades.

PRISA is a group of companies and as such does not hold editorial positions. This is the responsibility of the directors of the various media outlets, and they take into account an appropriate and necessary plurality of different points of view. In general terms, our media are committed to values concerned with the maintenance and development of democratic societies; values that renounce the use of violence, that support the rule of law as a method of resolving conflicts; that support the modernization of the societies in which we are present; that defend freedom of thought and expression; and that foster and promote active policies that pursue social inclusion and greater justice. It follows that PRISA companies, in every country in which they are present, foster content and adopt an institutional stance in the defense of civil society and that they participate in the responsibilities and duties of public life. In this context, and in light of the restructuring underway in the company, the Board has asked me -- and I have agreed -- to stay on as Executive Chairman till December, 2015.

The best way, moreover, to defend the institutional role of PRI SA, so necessary in these times, is to ensure the profitability of our businesses, to reward our shareholders and employees for their efforts, and to invest in the continuous and sustainable improvement of our capabilities. It is the quality of work of all those who make up the group, the commitment we have with our users and the demand for professional excellence which will also ensure the independence of our media.

I would therefore like to express my gratitude, from here, for the support of our investors, that of our readers, users and advertisers, and the tremendous efforts of our teams, without whose dedication and hard work all our efforts would be fruitless. The culture and media industry faces unprecedented challenges and undoubted risks. But also incredible opportunities for growth and expansion. With the efforts of all us, our company will emerge stronger from the current situation and we will be able to reinforce and extend our leadership in the near future.

Thank you to everyone

PRISA

Speech of

PRISA's CEO Fernando Abril-Martorell,

General Shareholders Meeting

Madrid, June, 22th 2013

Good morning ladies and gentlemen shareholders,

In my speech I will refer in first place to the most relevant elements of the Financial Year 2012.

Next I will run through the Group's recent development, explaining the context in which we have operated, the efforts undertaken and finally, the strategic priorities and outlook we have for the future.

During the year 2012, and despite the difficult economic context, the Group has maintained a strong operating strength.

And I would like to sincerely thank to all of our employees and the management team the effort undertaken during this year to achieve these operating results. An effort which is even greater because it has taken place in the fourth consecutive year of investment cuts, lay-offs and salary reductions in some cases, and when there is still little visibility of the end of the restructuring process.

Compared to 2011, adjusted **revenues** for the Group have fallen by 2.3% to 2.652 million Euros, and EBITDA by 3.3% to 477 million Euros. EBITDA margin has reached 18%.

- Advertising in Spain and Portugal has fallen by more than in previous years, in line with the stronger deterioration of consumption and domestic demand.
- International Radio and Santillana have accelerated their growth.
- In Digital Plus, the new football contract has come into force, increasing the revenues from the new wholesale business though, as we will see next, it has also considerably increased the costs.

Altogether, revenues in Spain and Portugal fall by 5.7% whilst in Latin America they grow by 8%.

As for **Expenses**, they have fallen by 2% to 2.175.5 million Euros, with cost control in all cost lines in Spain, except for the impact of the football contract.

Adjusted EBITDA fell by 3.3% to 476.8 million Euros, but the EBITDA from Latin America grew by 19.5% and already accounts for 40.3% of the total Group EBITDA.

The **Press** business continues impacted by structural changes. During 2012, written press advertising fell by 27%, although digital advertising grew by 18%. El País maintains absolute leadership, and both the sports newspaper As and the financial newspaper Cinco Días have increased their market shares.

In **Radio**, the Spanish advertising market, like that of Press, has remained damaged, but there was strong growth in the revenues from Latin America. As a result of this the Latam EBITDA is higher than that of Spain for the first time. La Ser continues leading the Spanish market, Caracol the Colombian one, and Iberamericana the Chilean one, and the rest of our Radios maintain very strong positions in the markets in which they operate.

On the positive side, in 2012, **Santillana**, the education business with a strong presence in LATAM has continued growing both in revenues and recurring EBITDA. Brazil is its first market, representing 28% of sales and Latin America as a whole accounts for 78% of the total.
2012 has been the first year of expansion in Learning Systems based in new technologies in Latin America, to which I will later refer to, and the reported results already incorporate advanced expenses for them.

Coming back to the Spanish business, KPIs in **Canal+** in PayTV have improved during 2012: Recurring EBITDA has grown by 11.3%, monthly ARPU has increased until 42.6 Euros, and iPlus penetration has already reached 34.2%. However, from September 2012, at the same time that the VAT was increased from 8 to 21% the market has slowed down, and although we have register record gross adds, cancelation requests have also increased.

In 2012 for the first time in many years the whole pay TV market fell in Spain, and although Digital Plus has increased its market share, this ongoing trend, together with the increase of football costs, is making 2013 a very hard year.

Mediacapital the Company which manages TVI, the leading free to Air TV in Portugal, has increased its EBITDA by 7% despite the difficult advertising market in Portugal which accumulates five years of strong falls. At the other end we find our affiliate Mediaset España which despite its profitability has been deteriorated, its share price is partially recovering during 2013.

I would also like to highlight the strong cost reduction effort undertaken in our **Corporate Centre** (-42%) which has contributed to an increase of 23 million Euros of the Group's EBITDA.

Finally, during 2012, 51 million Euros of redundancy expenses have been registered on the back of the Collective Dismissal Procedures undertaken in the Group's several business units, through various processes which have been undertaken taking into account the specific characteristics and situations of each of the businesses. Additionally, a 54 million Euro provision for the out of court settlement with ONO and a 300 million Euro impairment on DTS (the entity managing Canal+) has been registered.
All of these extraordinary adjustments have led the Group's net result for the year to a negative 255 million Euros.

In 2012 several relevant **changes in the Group's organizational structure** have also been introduced. Jose Luís Saínz, responsible for the Press division, incorporated as well the maximum executive responsibility in the Radio division. This decision pursues a change in the identity of each of the business units, achieve simplification and generate synergies in three main areas of their respective activities: the commercial area, the digital and technological transformation and the editorial coordination. In addition a new manager has been designated in the Radio structure for the international region, to impulse the development of our various international activities.

In September, Javier Lázaro joined the group as new CFO and Fernando Martínez took on responsibilities as head of Strategic Planning, Budget and Control. In 2013 Antonio García Mon has been appointed Legal Counsel and Secretary of the Board.

These changes, and those to come, pursue a cost reduction sharing more services, simplification of the management structure and increase agility in decision making, assigning clear responsibilities and allowing an increase in variable remuneration linked to objectives, rather than in fixed remuneration.
In this sense we submit for your approval today a long term incentive plan. It is proposal 11. This plan, which replaces the one valid until today, will affect some 100 managers of the Group and will have a 3 year measurement period. It will be based in the Plans approved by the Board of Directors, and will be proportionate in quantity to the demanding cash flow generation objectives of the coming three years, with a minimum fulfillment of 80%.

Let's now review the Group's recent performance:

The businesses in our Group carry out their activities in **two very different macroeconomic realities**: Spain and Portugal on the one hand and Latin America on the other.

The speed of growth in their economies, and especially how it is structured imply in the former many difficulties, and offer in the latter many opportunities for a Group like ours.

In **Spain**, GDP has shown a recent negative performance, with a rapid deceleration in 2008 and negative performance or very small growth in 2009, 2010, 2011, and 2012.

In **Latin America**, on the contrary, the GDP performance has been very positive. The economies in which our Group operates have already recovered the level prior to the beginning of the Global crisis. Domestic demand in these countries grows strongly led by the improvement in the population's income, the growth of middle classes and a strong expansion in credit.

But, most relevant for our business is the behavior of **consumption**, as the advertising activity is very linked to it.

Well, in Spain, 2013 will be the sixth year of falls in retail sales. These retail sales represent sectors directly or indirectly responsible for more than half of our advertising base.

It is therefore not a surprise that the **Spanish advertising** market has suffered significant falls in the past few years. Since 2007, advertising in TV has fallen by 55%, 67% in Press and 49% in Radio.

This behavior has had an important reflection in our **advertising sales** in Spain, where, since 2007, we have lost in press and radio a total of 282 million Euros, and since just 2010, we have seen a loss in sales of more than 119 million Euros. Both figures are in line with the fall of the overall market.

Revenues from **circulation and promotions** coming from our press businesses have also suffered falls in these past few years. Specifically, we have lost since 2007 105 million Euros, a 38%, partly on the back of the crisis, but also motivated by the change in consumer habits and the important growth of our internet unique users.

In total, between advertising and circulation, the Group has lost revenues in Spain of some 387 million Euros, 159 million if the look at the fall since just 2010.

Meanwhile, **in Latin America**, revenues have grown by 248 million Euros in during the same period and EBITDA by more than 94 million Euros.

As a consequence of all of this, the Group has **made strong efforts** during the past few years:

- **Personnel expenses** in Spain will have fallen by 38% by the end of this year, as a consequence of the loss of approximately one third of our workforce, as well as by the salary reductions which have taken place in most business units.
- The salary adjustment has equally affected the **Group's management team**. In November 2011, more than 100 managers of the Group voluntarily accepted to have their salaries reduced by 8%, and during 2013 and depending on the situation of each business unit and each absolute salary, a great majority of these same managers have experienced additional salary reductions of between 8% and 16%.
- As for the **rest of operating expenses**, excepting the cost of football content, the evolution in these past few years reflects an important cost containment, with reductions in Spain and Portugal of 283 million Euros since 2010.

Capex has been reduced to the minimum operationally necessary in order to direct our resources to the areas with strong growth, particularly Santillana.

All of these operating efforts, together with the asset sales undertaken and the various capital structure improving transactions, have partly compensated the very strong revenue fall I mentioned earlier, and reduce the Group's debt by 1.730 million Euros, from 4.946 million Euros on December 31st 2009 to 3.216 million Euros on December 31st 2012.

These operations have also allowed us to maintain the level of **Equity** despite the 820 million Euros of extraordinary provisions and impairments undertaken in the past two years through adjustments of certain tax credits and write-downs of some of our assets on the back of their business plans deterioration and increase in risk premiums.

In summary, during the **past few years**, we have reduced in more than 1.700 million Euros our debt, we have repaid the banks 1.300 million, we have made extraordinary provisions and impairments of over 800 million, and we have maintained our Equity, and all of this despite the very negative economic conditions in Spain and Portugal which has made us loose more than 400 million Euros in revenues, only considering advertising, circulation and promotions in Spain.

Such diverse economic environments call for different management styles.

During the past few years the Group has been adjusting its cost base and Capex in Spain and Portugal to adapt to the lower revenues on the back of the economic crisis and the unstoppable transformation of the press business and, to a lesser extent, of the radio business, and to take advantage of the organic growth that Latin America offered our brands and businesses.

In addition, the financial restrictions with which we operate force us to be even more selective and accurate in deciding where we invest and how we prioritize out scarce resources.

The speed of adjustment, though high and painful given the loss of personnel, has not been enough to fully compensate the loss of revenues, given the semi-fixed structure of some of our businesses.

Taking the above into account, the basic strategic focus is as follows:

- The **Press division** specially affected in its business model has four priority axis:

1. First, to ensure the profitability of its current business. Without this, there would be nothing. We include here the various personnel and cost adjustment processes given recent developments that we have mentioned. In

this, as in other management decisions, we depend on the economic cycle as the cost structure objective will depend on when consumption stabilizes in Spain.

2. Second, we must progress in the Digital transformation. This transformation applies to the whole ecosystem of the company, to the way in which we do things. Digital advertising has shown strong growth in the past three years, much stronger than that of the market, but there is still room for improvement. Our digital audiences have experienced spectacular growth, well above the market, but we need more audience to generate more revenues. In the coming months, decisions in reference to the introduction of a digital paying model will be taken.
3. Third, to develop our brand and diversify the business, and
4. Finally increase international exposure.

These last two axis are very related to the transformation. We are undertaking an exhaustive calendar of agreements, launches and developments, specifically directed to these objectives, and on a daily basis we confirm the strength of our brands in Latin America.

In the **Radio** division, our priorities are:

- To continue with the transformation of Radio Spain's operating model, to improve its profitability with the objective to reduce costs and make them more variable.
- To improve the competitive positioning of Music and Digital (events, mobile devices, schedules)
- To consolidate and strengthen the geographic positioning, consolidating Colombia and Chile, expanding Mexico and bringing Argentina and the US to profitability.

In essence, the Radio's gravity center moves towards Latin America

Santillana is in the middle of a three year expansion effort in Digital Learning Systems in Mexico, Colombia and Brazil. This is the main strategic priority. Success in this plan will imply capturing more than 500,000 new students and transforming the learning method for 1,200,000 students in all latam region which already use our content. It will also imply doubling our EBITDA and EBIT by 2016.

Financing for this plan is being undertaken organically, and the impact of advancing expenses and development and launching investments is already included in the results of 2012 and 2013.

The change in the education model in Spain and its accelerated implementation in two years is the second strategic priority. We intend to maintain the best quality in new content, and as a consequence, increase market share during the two years of its inception.

The TV division faces many challenges. I have already explained the difficulties that the division faces in 2013.

The objectives pursued are:

- To maintain and increase if possible the exclusive content of our platform
- To simplify our commercial offer to improve its segmentation and adjust prices
- To continue innovating in technology through the penetration increase of iPlus and the use of YOMVI as a multiplatform product distributed through internet.
- To continue with our efforts against digital piracy.

In the Corporate Centre, the objectives are to continue with the simplification of structures and costs reductions, by reducing the structure and sharing services and eventually externalizing services.

The implementation speed of this strategy depends on two important factors: on the one hand on the moment in which consumption stabilizes in Spain, and on the other, on the higher or lower financial flexibility which we have, given our still high debt levels and the commitments acquired with the banks.

As for the first of these, and after several catastrophic quarters, data since April at least suggests a slower deterioration which should lead to even more improvement in the remaining months of the year.

As for the financial situation, after last summer, seeing the very negative performance of the Spanish advertising market compared to the previous year and compared to official expectations, as well as the impact it had in the Group's Cash Flow, we though it prudent to start working to anticipate a **proposal to restructure our financial debt** with our lending banks.

Our proposal was presented to the Group's main lenders in the first week of January and, following several months of negotiations with them, this past June 14th we presented the modified proposal to the rest of lending entities.
It has the support of banks which represent 72,9% of the total debt, and includes an additional liquidity line of 80 million Euros.

The objectives are: to ensure additional liquidity for the Group, extend the debt maturities to align them with the expected performance of the businesses, gain financial flexibility, and maximize recoverability for the creditor banks. In one word, to reach a sustainable capital structure mid term for the Group.

The process will go on for several months from now on because it requires the unanimity of all the financial creditors, and if we take into account the market and banking environments and the different type of creditors it will not be free from difficulties and risks.

Summarizing, in 2012 and first quarter of 2013 our operations in Spain and Portugal have continued to face strong difficulties, which has forced us to make stronger efforts to adjust our productive structures in a declining revenues environment momentum, and to the challenges new technologies mean to our industry.

All this actions, together with the favorable evolution of the activities in Latam and the effort on balance sheet restructuring which have just been summarized, must position us in a very good place to take advantage from our markets recovery, which surely will happen in a near future

Thank you very much.

Speech of

Chairman of PRISA's Audit Committee, Juan Arena

General Shareholders Meeting

Madrid, June, 22th 2013

Ladies and gentlemen shareholders:

I am addressing you in my capacity as Chairman of the Audit Committee of Promotora de Informaciones S.A. which is in accordance with the company's Articles of Association and By-laws, and the Board's Regulations, the Committee that is responsible for the external audit, the internal audit, financial reporting and risk control

As you all know, our shares are listed on both the Spanish and New York stock exchanges. We are, therefore, subject to both Spanish and US legislation, as well as our own internal regulations.

In 2012 the committee has not undergone any changes, is composed of four members and, in accordance with the standards set out in both legislations, all committee members are independent.

I would now like to summarize our activities over the course of 2012:

Over that period we held six meetings.

Each of these meetings was attended by the external auditor, who has reported to us in a timely manner on the evolution the most significant aspects of the audit. Also, at least once a year, the external auditors report to the Board of Directors in accordance with best practice for corporate governance.

The Committee has reviewed, together with the external auditors, the accounts that the Board of Directors submits for approval today.
The audit report of the Group accounts has been prepared in accordance with international accounting standards, is clean and unqualified.
The Committee has also proposed to the Board the appointment of Deloitte as Auditor for the supervision of accounts for the year 2013.

In 2012 we monitored our Internal Control system on Financial Reporting. This internal control system has been evaluated by both the company and the external auditor, and I am pleased to report that in the opinion of both, the system worked effectively.

On the other hand, I'd like to stress that the Committee is especially committed to the effective sizing of the internal audit of the Company in order to strengthen the work of corporate supervision and control and, ultimately, to address our weaknesses in this area.

The Committee was, therefore, informed by the auditor of all the most important recommendations regarding internal control that arose from the audit and on the follow-up of recommendations made the previous year.

The committee also supervised the Group's risk map and the performance and disclosure of the channel for complaints and concerns that has been implemented, in accordance with the recommendations for best corporate governance practices and in compliance with U.S. legislation. This allows employees, anonymously, and any other third parties associated with the group, subsequent to their identification, to communicate any irregularities that they might detect in the Group operations

That is all, ladies and gentlemen shareholders. That is, briefly, a summary of the work of the Committee last year. We remain at your disposal for any clarifications you might deem appropriate.

Thank you very much for your kind attention.

DISCLOSURE OF RELEVANT INFORMATION

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of art. 82 of Law 24/1988 of 28 July, of the Securities Market.

The Ordinary Shareholders Meeting of Promotora de Informaciones, SA, held today, has approved all the decisions attached, submitted to the Assembly by the Board of Directors.

Madrid, June, 22nd 2013

(Free translation from the original in Spanish language)

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

JUNE 22, 2013

RESOLUTIONS

(Free translation from the original in Spanish language)

ONE

Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2012 financial year, and the proposed distribution of profits.

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2012, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Distribution basis- Losses for the year	685,793
Distribution- To losses from previous years	685,793

TWO

Approval of the Board of Directors' management of the company in the 2012 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2013 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2013

FOUR

Fixing the number of Directors. Appointment of Directors:

4.1. Fixing the number of Directors

In view of the resignation as a director of the Company of Don Matías Cortés Dominguez, and pursuant to Article 17 of the Company Bylaws, the number of members on the Board of Directors is hereby set at fifteen.

4.2. Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Ms. Arianna Huffington made on October 24, 2012 to fill the vacancies resulting from the resignation of Mr. Ignacio Polanco Moreno and Mr Diego Hidalgo Schnur, and to appoint her as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Ms. Arianna Huffington on October 24, 2012 be ratified and that she be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

4.3. Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr. Jose Luis Leal Maldonado made on October 24, 2012 to fill the vacancies resulting from the resignation of Mr. Ignacio Polanco Moreno and Mr Diego Hidalgo Schnur, and to appoint him as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr Jose Luis Leal Maldonado on October 24, 2012 be ratified and that she be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

FIVE

Amendment of Bylaws

5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.

Amendment of section e) of article 15 of the Bylaws, to provide for the chairmanship of the Shareholders Meeting, which shall read as follows:

e) Chair of the Shareholders' Meeting: The Shareholders' Meeting shall be chaired by the person appointed by the Board of Directors. In the absence of any specific appointment by the Board, the Shareholders' Meeting shall be chaired by the following, in order of preference: the Chairman of the Board of Directors, the Deputy Chairman, the most senior director present, the shareholder appointed by the General Meeting itself.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

The Presiding Committee of the General Meeting will be made up of the Chair, the Secretary and the directors present at the meeting."

5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

Amendment of article 15 bis of the Bylaws, to modify the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%, which shall read as follows:

"Article 15 bis. Special resolutions.

Without prejudice to the provisions of law, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c) Winding-up and liquidation of the Company.

d) Suppression of preemption rights in monetary share capital increases.

e) Change of the management body of the Company.

f) Appointment of directors by theGeneral Shareholders' Meetings, except when the nomination is by the Board of Directors."

SIX

Amendment to the General Meeting Regulations:

6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.

To amend article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting. Article 14.2 shall read as follows:

> *"14.2. The Shareholders' Meeting shall be chaired by the person appointed by the Board of Directors. In the absence of any specific appointment by the Board, the Shareholders' Meeting shall be chaired by the following, in order of preference: the Chairman of the Board of Directors, the Deputy Chairman, the most senior director present, the shareholder appointed by the members present at the meeting."*

6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities:

For the sole purpose of allowing registration in the Companies Register, to ratify the amendment of article 21.2.a) of the General Meeting Regulation, which was already approved by the Ordinary Shareholders' Meeting of June 30, 2012, under point nine in its agenda, as registration was denied by the registrar because the amendment of that particular article was not stated either in the notice of said Shareholders' Meeting or in the supplement to the notice.

Likewise, to amend article 21.2 of the General Meeting Regulation, to modify the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%, which shall read as follows:

"21.2. Resolutions shall be adopted by a majority vote of the shares present, which shall be deemed achieved when votes in favor of the proposal exceed half of the shares present or represented by proxy, unless otherwise provided in the Law or in the Bylaws.

Pursuant to the foregoing and unless provided otherwise in the Law, a favorable vote of 69% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) A corporate conversion, merger or spin-off of any type, as well as the assignment of all corporate assets and liabilities.

c) Dissolution and liquidation of the Company.

d) Exclusion of pre-emptive subscription rights in capital increases for cash.

e) Changes in the Board of Directors.

f) Appointment of members of the Board at the Shareholders' Meeting, except for candidates proposed by the Board of Directors."

SEVEN

Payment of the Class B shares minimum annual dividend corresponding to the year 2012 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the eleven months following to June 2013. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares for the year 2012 and the dividend accrued for conversions during the eleven months following to June 2013. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases.

1. Payment of the annual minimum dividend for the 2012 financial year, and the dividend accrued by reason of voluntary conversion of Class B shares during the eleven months following to June 2013.

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, it is resolved to pay the preferred minimum annual dividend on the Class B shares for the 2012 financial year, in a total amount of 56,342,275.50 euros, by way of delivery of 56,342,275 newly-issued Class A shares.

Also, and equally in compliance with the provisions of the referred article, it is resolved to consider the possibility of payment in Class A shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 11 months following to June 2013.

2. Increase of capital for payment of annual minimum dividend

For purposes of covering payment of the annual minimum dividend on Class B shares for the 2012 financial year, in accordance with the provisions of the Bylaws, there not being distributable profits in the aforesaid 2012 financial year, it is resolved to increase the Company's capital against the issue premium created upon issue of the Class B shares in the amount of euros 5,634,227.50. As a result of the aforesaid increase, 56,342,275 Class A common shares will be issued, and allocated to the holders of Class B shares using the formula contemplated in article 6.2(a) of the Bylaws, pursuant to which each class B shareholder is entitled to allocation to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares held by it and €0.175 by 1 which is the euro value given by the Bylaws to Class A common shares.

It is expressly envisioned the partial execution of this capital increase in the event of voluntary conversion of Class B shares before the payment's date of the 2012 annual minimum dividend.

3. Increase of capital for payment of dividend accrued as a result of conversion

For purposes of allowing for payment in the form of Class A shares of the minimum dividend accrued by reason of voluntary conversion of Class B shares into Class A

shares during the 11 months following to June 2013, in accordance with the provisions of the Bylaws, it is resolved to increase capital of the Company against the issue premium reserve created upon issue of the Class B shares, to the extent allocated to this purpose, in eleven tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion, each of them in the amount indicated below:

(i) During the first tranche (corresponding to the shares that are converted in the month of July 2013), the amount of the increase will be 3,751,006.30 euros, divided into 37,510,063 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted and the value of the dividend accrued per share during the reference period is 0.116506849 euros, will be automatically reduced based on the Class B shares not converted. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ii) During the second tranche (corresponding to the shares that are converted in the month of August 2013), the amount of the increase will be 4,214,093.50 euros, divided into 42,140,935 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior period, and that the value of the dividend accrued per share is 0.130890411 euros, will be automatically reduced based on the Class B shares converted during the prior period and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iii) During the third tranche (corresponding to the shares that are converted in the month of September 2013, the amount of the increase will be 4,692,616.90 euros, divided into 46,926,169 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.145753425 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B

shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iv) During the fourth tranche (corresponding to the shares that are converted in the month of October 2013), the amount of the increase will be 5,155,704.10 euros, divided into 51,557,041 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.160136986 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(v) During the fifth tranche (corresponding to the shares that are converted in the month of November 2013), the amount of the increase will be 5,634,227.60 euros, divided into 56,342,276 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.175000000 Euros euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vi) During the sixth tranche (corresponding to the shares that are converted in the month of December 2013), the amount of the increase will be 6,112,751 euros, divided into 61,127,510 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.189863014 Euros euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vii) During the seventh tranche (corresponding to the shares that are converted in the month of January 2014), the amount of the increase will be 6,544,965.70 euros, divided into 65,449,657 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.203287671 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(viii) During the eighth tranche (corresponding to the shares that are converted in the month of February 2014), the amount of the increase will be 7,023,489.10 euros, divided into 70,234,891 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.218150685 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ix) During the ninth tranche (corresponding to the shares that are converted in the month of March 2014), the amount of the increase will be 7,486,576.30 euros, divided into 74,865,763 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.232534247 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(x) During the tenth tranche (corresponding to the shares that are converted in the month of April 2014), the amount of the increase will be 7,965,099.80 euros, divided into 79,650,998 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.247397260 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xi) During the eleventh and last tranche (corresponding to the shares that are converted in the month of May 2014), the amount of the increase will be 8,428,187 euros, divided into 84,281,870 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.261780822 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares, all this without prejudice to the provisions given by the Bylaws for conversions in the forty-second window, which is the last window for conversions.

The amount of the capital increase corresponding to each of the tranches established above also will be automatically reduced if – and to the extent that – the Company's Board of Directors, in view of the conversions requested, decides, based on the liquidity position of the Company and the evolution of the share price, to pay the dividend accrued during each of the conversion periods in cash. The reduction of the amount of the increase will be equivalent to the par value of the number of Class A shares that would have been required to pay the cash dividend in shares in accordance with the formula set forth in the Bylaws.

4. Adjustment of capital increases by rounding

In the case of capital increases contemplated in both sections 2 and 3 above, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the

calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2012 financial year or the dividend accrued thereafter by reason of conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

5. Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2012 financial year and the dividend accrued thereafter by reason of conversion is the balance sheet at 31 December 2012, which has been audited by Deloitte, S.L. on 7 March 2013, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

6. Rights of new Class A shares

The new Class A shares issued by virtue of the capital increases contemplated in the preceding sections will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the CNMV, the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

7. Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock

exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the National Securities Market Commission, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

8. <u>Delegation of authority to implement capital increase resolutions</u>

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, until June 30, 2014, it may:

(i) Resolve to implement the capital increase corresponding to the annual dividend for the 2012 financial year and the capital increases corresponding to the dividends accrued by reason of conversion during the eleven months following to June 2013, fix the issue date and delivery of new shares and fix the terms of the increases to the extent not contemplated in this resolution. In particular, the Board of Directors is instructed and authorised: (i) to implement the capital increase to cover dividends accrued by reason of conversion in tranches; (ii) to determine the definitive amount of the capital increase for payment of the 2012 annual dividend and the capital increase tranches for payment of dividend accrued by reason of conversion after rounding using the process set forth in section 4 above; (iii) to determine the definitive amount of the 11 tranches corresponding to the dividend accrued by reason of conversion based on the corresponding reduction or reductions as a result of the number of shares requesting conversion and, if applicable, the cash payments that have been decided upon by the management body in accordance with the rules contemplated in section 3 above.

(ii) To declare the capital increase corresponding to the 2012 annual dividend, and the subsequent increases corresponding to the capital increase tranches corresponding to the dividend accrued by reason of conversion to have been closed and implemented.

(iii) To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the result of implementation of the successive capital increases.

(iv) To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increases referred to above, determining the number of shares to be issued, redrafting article 6 of the Bylaws to adapt it to the number of shares resulting as they are issued by reason of payment of the annual minimum dividend or within the various monthly windows if the holders of the non-voting Class B shares exercise their conversion rights.

(v) To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi) To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii) If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii) To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(ix) To apply for admission to trading of the Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

(x) To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xi) If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xii) And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

<u>**EIGHT**</u>

Review and approval of the merger by absorption of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A.

1. Information, if any, on any significant changes of the asset or liability of the companies involved in the merger occurred between the date of the common merger project and the holding of the General Meeting which is herein convened.

2. Approval of the merger project.

For the purposes addressed in article 40 of Law 3/2009, of 3 April on Structural Modifications of Companies (the "Structural Modifications Law"), approves in its integrity the common merger project by absorption subscribed the 22nd and 27th February 2013 jointly by the Boards of Directors of Promotora de Informaciones, S.A. (hereinafter, "Absorbing Company" or "PRISA") and Prisa Televisión, S.A.U. (hereinafter, "Absorbed Company" o "PRISATV"), respectively, and registered in Madrid Commercial Registry, with the corresponding entries duly made ("Merger Project").

3. Approval of the merger balance sheet.

According to article 36 of Structural Modifications Law, approves as merger balance sheet the latest annual balance sheet closed as of 31th December 2012 and approved by the General Shareholders Meeting held today and drawn up by the Board of Directors of PRISA on 27 February 2013, following the same methods and standards of the previous annual balance sheet, and previously verified by the auditors of PRISA, Deloitte, S.L.

4. Approval of the merger by absorption according to the merger project.

It is noted that the Absorbing Company directly owns all the shares of the Absorbed Company capital. Therefore, the merger by absorption benefiting from the regime laid down on article 49 of the Structural Modifications Law.

According to articles 40 and 49.1 of Structural Modifications Law, approves the merger by absorption of the Absorbed Company by the Absorbing Company.

Consequently, the merger will involve the absorption of PRISATV by PRISA with extinction via the dissolution without liquidation of the former and the *en bloc* transfer of all its assets and liabilities to PRISA, which will acquire all of PRISATV's rights and obligations. The valid execution of the merger will be subject to the parties having obtained all required authorizations. All this is done under the merger procedure governed by Section Eight of Chapter I of Title II of Structural Modifications Law and especially in article 49 of Structural Modifications Law.

According to article 49 of Structural Modifications Law and as provided in the Merger Project, it is noted that, as consequence of the merger, no capital increase in the Absorbing Company or exchange of shares is made. Likewise, there are no requirements regarding the issuance of reports by the directors of the companies involved in the merger or opinions by independent experts with respect to the Merger Project.

5. Tax regime.

The tax framework established under Chapter VIII of Title VII and the Second Additional Provision of the Consolidated Text of the Corporate Tax Law, approved by Royal Legislative Decree 4/2004 will apply to the projected merger.

In that regard, and pursuant to article 96 of the Consolidated Text, this option shall be included in the companies' resolutions as well as in the deed of the merger and the Ministry of Finance and Public Administrations will be notified of the merger, as required by law.

Other Information

Likewise, according to article 228 of the Commercial Registry Regulations and as a part of this resolution, the terms and the circumstances of the merger agreement under which the Absorbing Company absorbs the Absorbed Company are as follows:

Identification of the Companies involved in the merger

Absorbing Company

PRISA, domiciled in Madrid at 32 Gran Via, incorporated for an indefinite term through a notarial deed granted in the presence of the Notary Public of Madrid Mr. Felipe Gómez-Acebo Santos on January 18, 1972, under number 119 of his notarial records.

The company's articles of association were modified to conform with the Corporations Law through a notarial deed executed on July 31, 1990 in the presence of the Notary Public of Madrid Mr. José Aristónico García Sánchez, under number 2411 of his notarial records.

PRISA is registered with the Commercial Registry of Madrid under general volume 2836, number 2159 of Section 3 of the Companies Book, on sheet 54, page 19511, entry number 1.

PRISA's Tax identification number is A-28297059.

Absorbed Company

PRISATV, domiciled in Tres Cantos (Madrid) at 6 Avenida de los Artesanos incorporated for an indefinite term through a notarial deed granted in the presence of the Notary Public of Madrid Mr. José Aristónico García Sánchez on April 12, 1989, as number 1385 of his notarial records.

PRISATV is registered with the Commercial Registry of Madrid under general volume 9458, number 8201 of Section 3 of the Companies Book, on sheet 122, page 87787, entry number 1.

PRISATV's Tax identification number is A-79114815.

Type and procedures for the exchange of shares

Since the Absorbing Company owns 100% of PRISATV's share capital and since the merger is not an EU cross-border merger, PRISA is not required to carry out a capital increase pursuant to article 49 of Structural Modifications Law, nor must any procedure for the exchange of the Absorbed Company's shares be established in the Merger Project or any date be set after which new shares shall include rights to share in the company's profits.

Likewise, pursuant to article 49 of Structural Modifications Law, there are no requirements regarding the issuance of reports by the directors of the companies involved in the merger or opinions by independent experts with respect to the Merger Project.

Upon registration of the merger with the Commercial Registry, all shares of the Absorbed Company will be fully redeemed, extinguished and cancelled.

Date of the merger for accounting purposes

The merger balance sheets will be deemed to be the balance sheets closed by both companies as at 31 December 2012.

Commencing on 1 January 2013 (inclusive), all PRISATV transactions shall for accounting purposes be deemed to have been carried out by PRISA.

Special Rights

There are no special shares or special rights in PRISATV and PRISA other than those represented by their shares and, thus, there will be no granting of special rights or offering of any type of options over the shares in the Absorbing Company.

Directors´Privileges

No privileges of any kind will be granted to the directors of either of the companies involved in the merger.

After the merger, PRISA's board of directors will remain unchanged, with the current members remaining in their respective posts.

Amendments of Bylaws

The Absorbing Company has no intention of amending its bylaws as a consequence of the merger.

Impact of the merger on employment, the gender composition of management bodies and corporate social responsability

For the purposes of article 31.11ª of Structural Modifications Law, the following are the considerations taken into account by the boards of directors of the Absorbing Company and of the Absorbed Company to affirm that the merger under this Merger Project will not cause any impact on employment, the gender composition of the management bodies or corporate social responsibility.

In the event that the merger under this Merger Project is ultimately carried out PRISA, as the Absorbing Company, shall be responsible for all of PRISATV's current human and material resources, as well as for the policies and procedures that PRISATV has maintained in relation to the management of personnel. As a consequence, according to article 44 of the Statute of Workers, which regulates transfers of undertakings, the Absorbing Company will be subrogated into the employment rights and obligations of the employees of the Absorbed Company.

In turn, it is hereby stated that the participating companies commit to comply with all reporting obligations and, where appropriate, consultation obligations regarding the legal representatives of the workers in each of the companies, in accordance with labor law. Likewise, the potential merger will also be notified to the appropriate public bodies including, in particular, to the Treasury Department of the Social Security.

The merger is not expected to cause any significant change to the gender composition of the Absorbing Company's management body. Likewise, the merger will not affect the Absorbing Company's policy on these matters.

The merger will have no impact on social responsibility policies.

Delegation of Powers in order to execute the merger

It is resolved to authorize the Board of Directors as broadly as required by law, with express authority to in turn subdelegate to the Delegated Commission, the President and the Chief Executive Officer so that any of them, jointly and without distinction, may implement this resolution, in particular, by way of illustration and not limitation, to formalize and execute the resolutions adopted by the General Shareholders Meeting, and, therefore, to perform any necessary or convenient action to a correct implementation, execution and conclusion of the merger process, its instrumentation and formalization and, specially, to publish the relevant announcements, if necessary, to assure the creditors' rights that may oppose in due time and manner to the merger and to grant the appropriate public deeds, including, if necessary, the deed of assets' inventory or any other deeds as may be necessary or appropriate to prove the Absorbing Company's ownership of the assets and rights acquired as consequence of the merger and, in general, to grant any other public or private documents as may be necessary or appropriate.

Specially, they are vested with the relevant faculties in order to complete the formalization and execution of the resolutions adopted by the General Shareholders Meeting, as well as to correct errors or omissions, to clarify and specify the resolutions and to complete and resolve any questions or issues raised, taking the necessary steps to entry the resolutions in the Commercial Registry.

Also, in particular, any of them may joint and severally appear before any competent administrative authority, including, the Ministry of Economy and Competitiveness, the Ministry of Finance and Public Administration, the National Stock Exchange Commission, Iberclear, the governing bodies of the Stock Exchanges and any other authority, administration or institution that is competent in relation to any resolution adopted, in order to perform the actions required for the most complete implementation and effectiveness of the resolutions.

NINE

Delegation of authority to the Board of Directors to increase capital, on one or more occasions, with or without share premium (with the power to exclude pre-emption rights, if any), on the terms and conditions and at the times contemplated in Article 297(1)(b) of the Capital Companies Act, and for the revocation of the authorisation granted at the General Shareholders Meeting of 5 December 2008 under the second point of the agenda therefore.

1. To revoke in the unused part the resolution passed under point second of the Agenda for the Extraordinary General Meeting of shareholders held on 5 December 2008, regarding the delegation to the Board of Directors of authority to increase capital in accordance with the provisions of article 153(1)(b) of the former Public Limited Companies Act, currently article 297(1)(b) of the Capital Companies Act.

2. To authorise the Board of Directors, as broadly and effectively as permitted by law, in accordance with the provisions of article 297(1)(b) of the Capital Companies Act, so that within the maximum term of five years from the date of this resolution of the General Meeting, and without need of call or resolution thereafter, it may resolve, on one or more occasions, when and as the needs of the Company so require in the judgment of the Board, to increase its capital in a maximum amount equivalent to one third of the share capital at the time of this authorization, issuing and distributing the corresponding new ordinary Class A or non voting Class B shares or any other kind of shares permitted by law, ordinary or privileged, including redeemable shares, with or without voting rights, with or without premium, consisting the consideration for the new shares to be issued of cash contributions, and expressly contemplating the possibility of incomplete subscription of the shares that are issued, in accordance with the provisions of article 311(1) of the Capital Companies Act. The authority here granted to the Board of Directors includes authority to fix the terms and conditions of each capital increase and the features of the shares, and to freely offer the new shares not subscribed within the pre-emption term or terms, to redraft the article of the Articles of Association related to capital, and to take all actions necessary in order for the new shares covered by the capital increase to be admitted to trading on the stock exchanges on which the shares of the Company are traded, in accordance with the procedures contemplated by each of those stock exchanges, and to request the inclusion of the new shares in the accounting records of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). This authorisation may be used to cover any compensation plan or agreement by way of delivery of shares or options on shares for members of the Board of Directors and to the managers of the Company in force at any given time. In addition, the Board is authorised to exclude pre-emption rights, in whole or in part, on the terms of articles 506 and 308 of the Capital Companies Act. The Board of Directors is also authorised to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favour of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer.

TEN

Delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de Informaciones, S.A. (Prisa) or other companies, warrants (options to subscribe new shares or to acquire shares of Prisa or other companies), bonds and preferred shares. In the case of convertible and/or exchangeable securities or warrants, setting the criteria to determine the basis of and the methods of conversion, exchange or exercise; delegation of powers to the Board of Directors to increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares.

Revocation, in the unused part, of the resolution delegating authority for issuance of convertible and/or exchangeable bonds adopted by the General Meeting of shareholders of 5 December 2008, under point third of the agenda therefor.

1. To revoke in the unused part the resolution passed under the third point of the agenda for the Extraordinary General Meeting of shareholders of 5 December 2008, regarding delegation of authority to issue convertible and/or exchangeable bonds, as well as warrants and other analogous securities.

2. To delegate to the Board of Directors of Promotora de Informaciones, S.A. ("Prisa" or the "Company"), in accordance with the general scheme for issue of bonds, under the provisions of article 319 of the Commercial Registry Regulations, applying the provisions of article 297(1)(b) of the Capital Companies Act, the authority to issue fixed income securities, straight, convertible and/or exchangeable into shares, and warrants, as well as notes and preferred shares, or any other debt instruments of a comparable kind, on the following terms:

1. Securities covered by the issue. The securities to which this delegation applies may be debentures, bonds and other fixed-income securities of a comparable kind, both straight and convertible into newly-issued shares of the Company and/or exchangeable for outstanding shares of the Company. This delegation also may be used to issue bonds exchangeable for outstanding shares of other companies, whether or not members of the Prisa Group (the "Group"), for the issue of warrants or any other analogous securities that entitles directly or indirectly to subscribe shares of the Company or to acquire shares of the Company or shares of another company, whether or not a member of the Group, to be settled by physical delivery of the shares or, if applicable, in cash for differences, which, eventually, may be linked to or otherwise related to each issue of debentures, bonds and other straight fixed income securities of an analogous nature made under this delegation or to other loans or financing documents through which the Company acknowledges or creates a debt. The delegation also may be used to issue promissory notes or preferred shares.

2. Term. The issue of the securities may be made on one or more occasions, at any time, within the maximum term of five (5) years after the date of adoption of this resolution.

3. Maximum amount. The total maximum aggregated amount of the issue or issues of securities resolved under this delegation will be two billion euros (€2,000,000,000) or its equivalent in another currency.

   For purposes of calculation of the aforesaid maximum, in the case of warrants the sum of premiums and exercise prices of the warrants of each issue approved under this delegation will be taken into account. In turn, in the case of promissory notes the outstanding balance of the notes issued under the delegation will be taken into account for purposes of the aforesaid limit.

   It is noted that, in accordance with the provisions of article 510 of the Capital Companies Act, the limit set forth in article 405(1) of the aforesaid Act does not apply to Prisa.

4. Scope of the delegation. In use of the delegation of authority here resolved, and merely by way of illustration, not limitation, the Board of Directors will have authority, in respect of each issue, to determine the amount, always within the stated overall quantitative limit; the place of issue (in Spain or abroad) and the currency, local or foreign, and if it is foreign, its equivalent in euros; the denomination, whether bonds or debentures (including subordinated debentures), warrants (which in turn may be settled by physical delivery of shares or, if applicable, in cash for differences), promissory notes, preferred shares or any others permitted by law; the issue date or dates; the circumstance of being voluntarily or compulsory convertible and/or exchangeable, whether contingent, and, if so voluntarily, at the option of the holder of the securities or the issuer; when the securities are not convertible, the possibility of being wholly or partially exchangeable into shares of the Company or shares of another company, whether or not a member of the Group, outstanding or newly issued; the number of securities and their face value, which in the case of convertible and/or exchangeable securities may not be less than the par value of the shares; the interest rate, dates and procedures for payment of coupons; their perpetual or amortisable nature and in the latter case the term for repayment and maturity date; the instalment rate, premium and lots, the guarantees; the manner of representation, by way of certificates or book entries; pre-emption rights, if any, and subscription scheme; antidilution clauses; rules of priority and, if applicable, subordination; applicable law; to request, if applicable, admission for trading on official or unofficial secondary markets, whether or not organised, domestic or foreign, of the securities issued, satisfying the requirements in each case imposed by applicable regulations, and, in general, any other term of the issue (including subsequent amendment thereof), as well as, if applicable, to appoint the Commissioner and approve the basic rules that are to govern legal relationships between the Company and the Syndicate of holders of the securities that are issued, if it is necessary or is decided to form such a Syndicate. Regarding each specific issue made under this delegation, the Board of Directors may determine all matters not contemplated in this resolution.

The delegation also includes the grant to the Board of Directors of the power to decide, in each case, on the conditions for repayment of the securities issued under this authorization, which may be used, to the extent applicable, to the collection means referred to in Article 430 of the Capital Companies Act or any other that may apply. Likewise, the Board of Directors is authorized to, when appropriate, and subject to obtaining the necessary official authorizations and, where appropriate, the conformity of the corresponding assemblies or representative bodies of the securities´ holders, modify the conditions for repayment of the securities issued and the maturity thereof and their interest rate, if any.

5. Bases for and forms of conversion and/or exchange. In the case of issue of convertible and/or exchangeable debentures or bonds, for purposes of determination of the bases for and forms of the conversion and/or exchange, it is resolved to establish the following criteria:

(i) The securities issued under this resolution may be convertible into new shares of Prisa and/or exchangeable for outstanding shares of the Company, any of the companies in the Group or any other company, at a fixed determined or determinable conversion and/or exchange ratio, the Board of Directors being authorised to determine whether they are convertible and/or exchangeable, and to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if they are voluntarily so, whether they are so at the option of the holder or the issuer, with the regularity and over the term established in the issue resolution, which may not exceed fifteen (15) years after the date of the issue.

(ii) The board also may, for cases in which the issue is convertible and exchangeable, establish that the issuer reserves the right at any time to deliver new shares or outstanding shares, specifying the nature of the shares to be delivered at the time of making the conversion or exchange, being entitled even to choose to deliver a combination of newly issued shares and pre-existing shares or an equivalent cash amount. In any event, the issuer must respect the principle of equal treatment among all fixed income securities holders who convert and/or exchange their securities on the same date.

(iii) For purposes of the conversion and/or exchange, the fixed income securities will be valued at their face amount, and shares at the price determined in the Board of Directors resolution making use of this delegation, or at the determinable price on the date or dates indicated in the Board resolution, based on the stock market price of the shares of Prisa on the date or dates or for the period or periods taken as the reference in that resolution, with or without a premium or discount by reference to that price, and in any event with a minimum of the greater of (a) the average of the weighted average price of a share of Prisa on the Continuous Market of the Spanish exchanges over a period to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the Board's

resolution to issue the fixed income securities, and (b) the closing price of the share of Prisa on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. The Board may determine that the valuation of the shares for purposes of conversion and/or exchange may be different for each conversion and/or exchange date. In the case of exchange for shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.

(iv) The Board may, in the event of a convertible and exchangeable securities issue, decide that the issuer reserves the right to choose, at any time, between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may choose to deliver a combination of newly issued shares and outstanding shares. In any case, the issuer must ensure equal treatment for all holders of debt securities that are converted and/or exchanged on the same date.

(v) At the time of the conversion and/or exchange, the fractions of shares payable to the holders of securities will by default be rounded down to the nearest whole number. The Board may decide whether each holder will receive any resulting difference in cash.

(vi) Under no circumstances may the value of the share used to calculate the conversion of securities into shares be lower than its par value. As provided in article 415(2) of the Capital Companies Act, debentures may not be converted into shares when the face value of the former is less than the par value of the latter. Nor may convertible debentures be issued for an amount less than their face value.

At the time of approval of an issue of convertible debentures under the authorisation granted by the Meeting, the Board of Directors will issue an administrators report explaining and specifying, based on the aforesaid criteria, the bases for and manner of conversion specifically applicable to the indicated issue. This report will be accompanied by the corresponding report of the auditors referred to in article 414(2) of the Capital Companies Act.

6. Bases for and forms of exercise of warrants. In the case of issues of warrants convertible into and/or exchangeable for shares, to which the provisions of the Capital Companies Act for convertible debentures will be applied by analogy, for purposes of determination of the bases for and forms of their exercise it is resolved to establish the following criteria:

(i) The warrants issued under this resolution may give the right to subscribe new shares issued by the Company, or acquire outstanding shares of Prisa or another company, whether or not a member of the Group, or a combination of any of the foregoing. In any event, the Company may reserve the right to choose, at the time of exercise of the warrants, to deliver newly-issued

shares, outstanding shares or a combination of the two, or to proceed by way of cash settlement for differences.

(ii) The term for exercise of the warrants will be determined by the Board of Directors, and may not exceed fifteen (15) years from the issue date.

(iii) The exercise price of the warrants may be fixed or variable based on the date or dates or period or periods taken as a reference. Thus, the price will be determined by the Board of Directors at the time of issue, or determinable at a later time in accordance with the criteria established in the resolution. In any event, the share price to be taken into account may not be of less than the greater of (i) the average of the weighted average price of the share of the Company on the Continuous Market of the Spanish exchanges over a term to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the issue resolution by the Board, and (ii) the closing price of the Company's share on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. In the case of a purchase option on outstanding shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.

(iv) When the warrants are issued with straight or at par exchange ratios (that is, one share for each warrant) the sum of the premium or premiums paid for each warrant and the exercise price thereof in no case may be less than the value of the underlying share as determined in accordance with the provisions of section (iii) above, or its par value.

When the warrants are issued with multiple exchange ratios (that is, other than one share for each warrant), the sum of the premium or premiums paid for all warrants issued and their aggregate exercise price in no case may be less than the result of multiplying the number of shares underlying all of the warrants issued by the value of the underlying share calculated in accordance with the provisions of section (iii) above, or their aggregate par value at the time of the issue.

At the time of approving an issue of warrants under this authorisation, the Board of Directors will issue a report explaining and specifying, based on the criteria described in the foregoing sections, the bases for and forms of exercise specifically applicable to the indicated issue. This report will be accompanied by the corresponding auditor's report contemplated in article 414(2) of the Capital Companies Act.

7. Rights of holders of convertible securities. To the extent it is possible to convert and/or exchange such fixed income securities as may be issued into or for shares, or to exercise the warrants, their holders will have such rights as may be given to them by applicable legislation and especially, where appropriate, those relating to preferential subscription rights (in case of convertible bonds or

warrants on newly-issued shares) and anti-dilution clause in legal cases, without prejudice to what is stated in paragraph 8 (i) below.

8. Capital increase and exclusion of pre-emption rights for convertible securities. The delegation to the Board of Directors also includes, by way of illustration and not limitation, the following authority:

   (i) The authority of the Board of Directors, under the provisions of article 308, 417 and 511 of the Capital Companies Act, to exclude, in whole or in part, the pre-emption right of the shareholders and holders of convertible debentures and, if applicable, warrants on newly-issued shares when, in the context of a specific issue of convertible debentures or warrants on newly-issued shares, that is required in order to attract funds on the international markets, to use techniques for testing demand, to incorporate industrial or financial investors that may facilitate creation of value and achievement of the strategic objectives of the Group, or is in any other way in the Company's interest. In any event, if the Board resolves to eliminate pre-emption rights on a specific issue of convertible debentures or warrants it eventually decides to carry out under this authorisation, it will, at the time it approves the issue and pursuant to applicable legislation, issue a report detailing the specific reasons in the corporate interest that justify said measure, which will be the subject of the related report of the auditor referred to in articles 41(2) and 511(3) of the Capital Companies Act. The aforesaid reports will be made available to the shareholders and holders of convertible debentures and warrants on newly-issued shares, and reported to the first General Meeting held after the issue resolution.

   (ii) The authority to increase capital by the amount necessary to cover applications for conversion or exercise of warrants on newly-issued shares. The aforesaid authority may only be exercised to the extent that the Board, adding the capital increase to cover the issue of convertible debentures or exercise of warrants and other capital increases resolved under the authorisations granted by the Meeting, does not exceed the maximum of one half of capital contemplated in article 297(1)(b) of the Capital Companies Act. This authorisation to increase capital includes authorisation to issue and circulate, on one or more occasions, the shares representative thereof that are necessary to effectuate the conversion or exercise of the warrant, and authorisation to redraft the article of the Articles of Association related to capital and, if applicable, cancel the part of the capital increase that proves not to be necessary for conversion into shares or exercise of the warrant.

   (iii) The authority to develop and specify the bases for and forms of conversion and/or exchange, taking account of the criteria established in sections 5 and 6 above including, inter alia, fixing the time for the conversion and/or exchange or exercise of the warrants and, in general and in the broadest terms, determination of such matters and conditions as are necessary or appropriate for the issue.

The Board of Directors, at the successive General Meetings held by the Company, will report to the shareholders on such use as it may have made up to that time of the delegations referred to in this resolution.

9. Admission to trading. The Company, when appropriate, will apply for admission to trading on official or unofficial secondary markets, organised or not, domestic or foreign, of the debentures, bonds, preferred shares, warrants and any other securities issued under this delegation, authorising the Board to take such steps and actions as may be necessary for admission to trading before the competent bodies of the various domestic and foreign securities markets.

10. Guarantee of fixed income security issues The Board of Directors also is authorised, for a term of five years, for and on behalf of the Company and within the limit indicated above, to guarantee fixed income securities, if applicable convertible and/or exchangeable, including warrants, as well as notes and preferred shares issued by companies in the Group.

11. Subdelegation: The Board of Directors is authorised to delegate the delegable authority received pursuant to this resolution to the Delegated Commission, the Chairman or the Chief Executive Officer.

ELEVEN

Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director.

Under the provisions of articles 219 of the Capital Companies Law and 19 of the By-Laws and within the framework of the remuneration policy of Promotora de Informaciones, S.A. (the "Company" or "Prisa") and the group of companies of which Prisa is the parent (the "Prisa Group" or the "Group"), insofar as the compensation system at issue includes the delivery of shares of Prisa to one executive director, authority is granted for a long-term incentive plan (LTIP) for the senior management team of the Prisa Group, applicable during financial years 2013 to 2015 (the "2013-2015 LTIP"). Under this plan senior managers may be awarded cash and shares of the company on the terms approved by the Board of Directors, as set forth below.

1. General description of the 2013-2015 LTIP

In order to align the interests of the Prisa Group's senior management team with those of the Group's shareholders, under the 2013-2015 LTIP, by way of variable compensation, depending on the degree of achievement of the objectives set by the Board of Directors at the proposal of the Nomination and Compensation Committee for the Group as a whole and for each business unit individually, the Company may award to each Participant (as defined below) a certain number of Class A ordinary shares of the Company and a certain amount in cash.

2. Participants

Participation in the 2013-2015 LTIP, as a form of long term variable compensation for financial years 2013 to 2015, may be offered to senior managers of the Prisa Group whose professional activities significantly influence the value creation of their respective business units.

For these purposes, "Participants" shall mean members of the senior management team of the Prisa Group, including members of the Management Committee, who belong to any of the following categories: Managing Directors, Media Directors, Area and Business Unit Directors, and other senior managers of the Company or of its Group equivalent to the foregoing (the "Senior Managers"), and who meet the requirements established by the Board of Directors, at the proposal of the Nomination and Compensation Committee, and are invited to join the 2013-2015 LTIP.

The initial number of Participants in the 2013-2015 LTIP is estimated in 100 people, although new Participants may join and existing Participants may leave during the period of the plan.

The current executive directors, except Mr. Manuel Polanco Moreno, are excluded from the 2013-2015 LTIP.

3. Duration

The 2013-2015 LTIP will have a total duration of three years, from 1 January 2013 until 31 December 2015.

If the Board of Directors does not use the authority to implement the 2013-2015 LTIP before 31 December 2013, this resolution shall be without effect.

4. Operation of the 2013-2015 LTIP. Requirements and terms and conditions for delivery of shares

The number of shares to which each Participant is entitled will be determined by the Board of Directors, at the proposal of the Nomination and Compensation Committee, based on each Participant's responsibilities in the Group's companies, management functions, and impact on value creation by the business units. For each Participant, a target incentive amount of the total variable compensation arising from the 2013-2015 LTIP will be determined as a maximum percentage of the Participant's fixed compensation for the 2013, based on the Participant's level of responsibility and contribution to the achievement of the Group's objectives, so that the greater the responsibility and contribution, the larger the percentage of the target long-term incentive (the "Target Incentive").

The indicator for the 2013-2015 LTIP will be the degree of achievement of the basic cash flow generation targets (understood as EBITDA, less provisions, less capex) included in the three-year strategic plan of each business and corporate unit, as approved by the Board of Directors (the "Indicator"). If there are changes in the perimeter of consolidation of the Prisa Group that are not provided for in the strategic plans, the objectives set for the Group as a whole and for each business unit individually will be reviewed and adjusted by the Board of Directors, at the proposal of the Nomination and Compensation Committee.

The total variable compensation of Participants in the 2013-2015 LTIP will be paid in shares of Prisa and cash in the following proportions:

Group	% Cash	% Shares
Business Unit Directors and Chief Financial Officer	70	30
Members of the Management Committee	80	20
Rest of Senior Managers	90	10

At the inception of the 2013-2015 LTIP, each Participant will be assigned a theoretical number of shares (the "Theoretical Shares"), and the 2013-2015 LTIP will assume that the number of shares to be delivered at the conclusion of the LTIP (the "Earned Shares") will vary according to the degree of achievement of the objectives (the "Achievement Ratio"). Where the Achievement Ratio of the Indicator is less than 80%, no variable remuneration will be payable nor will any shares be deliverable. Where the Achievement Ratio of the Indicator is 80%, the Earned Shares will be 50% of the Theoretical Shares and 50% of the theoretical amount in cash. Where the Achievement Ratio is 100%, 100% of the Theoretical Shares and of the theoretical amount in cash will be payable, and where the Achievement Ratio is 110% or more, the Earned Shares and the amount in cash payable will be 120% of the Theoretical Shares and the

theoretical amount in cash. The intermediate degrees of achievement of the Indicator, between the degrees just mentioned, will be calculated by linear interpolation (the "Weighting Index").

Consequently, if the requirements and conditions established in LTIP 2013-2015 are fully met, each Member will be entitled to receive, at the end of LTIP 2013-2015, the number of shares resulting from applying the following formula: the Earned Shares will be the result of multiplying the Theoretical Shares (which are the result of dividing a certain percentage of the fixed compensation for the year 2013 between the Reference Value of the shares of Prisa, as defined below) by the Aggregated Achievement Ratio which, in turn, will be the result of multiplying the Achievement Ratio by the applicable Weighting Index.

Theoretical Shares = % Fixed Compensation 2013 / Reference Value

Aggregated Achievement Ratio = Achievement Ratio x Weighting Index

Earned Shares = Theoretical Shares x Aggregated Achievement Ratio

The Members of ILP 2013-2015 include Mr. Manuel Polanco Moreno, Prisa's executive director, who will be subject to the foregoing formula.

Independently of any other terms and conditions or requirements that may be established, the accrual of such variable compensation is conditional upon the Participant in the 2013-2015 LTIP continuing to be an employee of the Group at the date of delivery of the compensation, notwithstanding any exceptions that may be considered appropriate, which on no account will entitle Participants to receive the variable compensation in advance, although the amount of the compensation will be adjusted in proportion to the period of employment.

5. <u>Maximum amount of shares of 2013-2015 LTIP</u>

If the requirements and conditions established in LTIP 2013-2015 are fully met and the degree of achievement of the Indicator is 110% or more, the maximum amount allocated to the 2013-2015 LTIP, comprehensive of cash and the value of the maximum number of Theoretical Shares to be delivered to Participants at the date of approval by the Board of Directors of this proposed resolution adopting the present agreement (according to the Reference Value as defined below), is estimated at twenty-eight million euros (€28,000,000); this amount means a 2.44% of the Indicator's target, such as is defined as follows, aggregated for years 2013-2015.

Being that the number of shares to be delivered to Participants will be for each of them a percentage between 10 and 30% of the total amount of the variable remuneration derived from the LTIP 2013-2015, the estimation is that the total maximum number of Prisa shares to be delivered to Participants, will mean 1.60% of the current share capital, according to a value of Prisa share referred to average closing price of the Prisa share during the thirty business days immediately preceding the date of approval by the Board of Directors of this proposed resolution (the "Reference Value"); consequently, it is possible that the value of the maximum number of shares to be delivered at the conclusion of the 2013-2015 LTIP will be higher than that estimated at the date of

adoption of this resolution due to the effect of possible increases in the price of the Prisa share.

In the event of changes in the number of shares, due to a decrease or increase in the nominal value of the shares or corporate transactions that have an equivalent effect, the number of shares to be delivered will be changed so that they continue to represent the same percentage of the total share capital. If necessary for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases, without altering the maximum number of shares linked to the 2013-2015 LTIP or the essential terms and conditions on which the award of the shares depends. Such adaptations may include replacing the delivery of shares with the delivery of equivalent cash amounts.

6. Settlement and payment

The 2013-2015 LTIP will be settled, and the cash will be paid and the shares delivered, during financial year 2016, on the terms and conditions established, at the proposal of the Nomination and Compensation Committee, by the Board of Directors, which will determine the specific date of delivery of the shares and payment of amount in cash.

At the time of delivery of the shares, such number of shares may be sold as are necessary to pay any taxes that may be payable on delivery of the shares.

The number of shares delivered to Participants pursuant to the 2013-2105 LTIP will be disclosed as required by applicable law.

7. Coverage of the 2013-2015 LTIP

The shares to be delivered to Participants may, subject to compliance with the legal requirements established for this purpose, be shares of Prisa held in treasury that have been acquired or that may in the future be acquired by Prisa itself or by any Prisa Group company, or newly issued shares to be subscribed by third parties with whom agreements have been established to ensure that the commitments assumed under the 2013-2015 LTIP are met.

8. Granting of authority to the Board of Directors

Authority is granted to the Company's Board of Directors, to the full extent of the law and with express powers to delegate to the Delegated Committee, the Executive Chairman, the CEO and the Nomination and Compensation Committee, to design, arrange, implement and, where applicable and where considered appropriate, settle the 2013-2015 LTIP, adopting such resolutions and signing such public or private documents as may be necessary or advantageous to ensure that the plan is fully effective, including authority to remedy, rectify, amend or supplement this resolution. In particular, and without limitation, this includes authority to:

(i) Implement and execute the 2013-2015 LTIP when the Board of Directors considers it appropriate and in the specific manner the Board considers appropriate.

(ii) Develop and set the specific terms and conditions of the 2013-2015 LTIP in all matters not provided for in this resolution, with power to approve and publish a set of regulations governing the operation of the plan.

(iii) Develop and set the specific terms and conditions of the 2013-2015 LTIP for Senior Managers of the Group, including, among others, who is eligible to be a Participant in the plan and the number of shares to which each Participant is entitled; develop and specify the terms and conditions on which Participants are entitled to receive the variable compensation; and determine whether or not the objectives have been achieved and the degree to which they have been achieved.

(iv) Adapt the content of the 2013-2015 LTIP to such circumstances and corporate transactions as may occur during the term of the plan, both in respect of the Company and in respect of any companies that may be part of the Group from time to time; or to legal, regulatory, operational or other equivalent reasons and circumstances, under the terms and conditions that are considered necessary or appropriate at any given time in order to maintain the purpose of the plan.

(v) Decide not to implement the 2013-2015 LTIP, or leave it entirely or partly without effect, where circumstances so require.

(vi) Draw up, sign and submit such reports and complementary documents as may be necessary or appropriate to any public or private body for the purpose of implementing, executing or settling the 2013-2015 LTIP, including, where necessary, the relevant prior disclosures and prospectuses.

(vii) Take any action, make any statement or take any administrative steps in relation to any public or private body, institution or registry that may be required in order to obtain such authorisations or verifications as may be necessary for the implementation, execution or settlement of the 2013-2015 LTIP and the delivery of the shares of Prisa for no consideration.

(viii) Negotiate, agree and sign agreements of any kind with financial institutions or institutions of any other type, on the terms and conditions the Board of Directors considers appropriate, as may be necessary or advantageous for successful implementation, coverage, execution and settlement of the 2013-2015 LTIP, including, where necessary or advantageous under the legal regime applicable to some Participants or certain Group companies or where necessary or advantageous for legal, regulatory, operational or other equivalent reasons, the making of any legal arrangement (including trusts or other similar arrangements) or the establishment of agreements with any type of entity for the deposit, custody, holding or administration of the shares or their subsequent delivery to Participants within the framework of the 2013-2015 LTIP.

(ix) Draw up, sign, grant and, where necessary, certify any type of document relating to the 2013-2015 LTIP.

(x) And, in general, take whatever action, adopt whatever resolutions and sign whatever documents may be necessary or merely advantageous to ensure the validity, effectiveness, implementation, development, execution, settlement and

successful conclusion of the 2013-2015 LTIP and the resolutions adopted previously.

TWELVE

Proposal of resolution of the General Shareholders Meeting for the authorisation for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements.

Revocation of unused part of the authorisation granted in this sense at the Ordinary General Meeting of 30 June 2012 under point eleventh of the agenda

1. To revoke, to the extent not used, the authorisation granted by the Ordinary General Meeting of 30 June 2012, in point eleventh of the agenda therefore, regarding the authorisation for direct or indirect derivative acquisition of own shares.

2. To grant express authorisation for derivative acquisition of Class A shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

The acquisition price may not be less than par value or more than 20 percent higher than market price at the moment of the acquisition. The transactions for the acquisition of own shares will be in accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. It is expressly stated that the authorisation for the acquisition of own shares granted pursuant to this resolution, may be used, in whole or in part, to acquire shares of the Company to be delivered by it in fulfilment of any compensation plan by means of or any agreement for the delivery of shares or options on shares to the members of the Board of Diretors and to the managers of the Company in force at any time, and that express authorisation is granted for the shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding of this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the aforementioned plans or agreements.

5. The Board of Directors is also authorised to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favor of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer.

<u>THIRTEEN</u>

Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors and Management Team for 2013, with information on how the remuneration policy applied during the year 2012, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

FOURTEEN

Information to the Shareholders on amendments to the Regulations of the Board of Directors.

In accordance with Article 528 of Companies Act, the General Shareholders Meeting is informed that the Regulation of the Board of Directors of Promotora de Informaciones, SA has been amended by resolution of the Board of Directors held on July 20, 2012, with the purpose of its adaptation to the new organizational structure of the Company, providing that the Delegated Committee shall be chaired by the Chairman of the Board.

FIVETEEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Mr. Juan Luis Cebrián Echarri, the Chief Executive Officer Mr Fernando Abril-Martorell Hernández, the Secretary Mr Antonio García-Mon Marañes and the Deputy Secretary Mrs. Maria Teresa Diez-Picazo Giménez joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.